Exhibit 99.1

Scienjoy Partners with Global Friendship Exchanges Foundation to Build a Dedicated Tech Team for Artists

Assisting Artists with Creating NFTs and Dropping on Major Platforms Such as OpenSea, Rarible and Foundation

BEIJING, August 25, 2021 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (Nasdaq: SJ), a leading live entertainment mobile streaming platform in China, today announced that Scienjoy will cooperate with Global Friendship Exchanges Foundation (“GFE Foundation”) to commence a project of building a dedicated team of highly skilled engineers with AI and game development experience to help artists launch their non-fungible token (NFT) artworks on major platforms such as OpenSea, Rarible and Foundation as the Company is committed to cultivating cutting-edge technology and diverse entertainment for its platform.

This is a continuous effort of Scienjoy and GFE Foundation, a U.S-based non-profit organization dedicated to supporting young artists around the world, under the strategic partnership between the two parties that was previously announced on July 7, 2021.

Scienjoy’s engineering team has extensive experience in developing big data technology including data insight, operational data analysis, marketing analysis, risk control platform, and intelligent recommendation engine, to support refined operation of products and businesses. The engineering team also has rich technological experience in AR through various projects, such as live broadcast of AR games, practical application of AR interactive marketing, intelligent beautification effects, and AR interactive scenarios. The team uses AI technology to develop solutions for intelligent customer service, natural language processing, speech recognition, speech synthesis, AI virtual anchors, face recognition, gesture recognition, human posture assessment, content security review, and real-time monitoring. These features have been applied to Scienjoy’s live broadcast platforms and have enhanced overall experience and interactions between livestream anchors and users. Tech team’s capabilities to provide technological support for minting and dropping NFTs will benefit artists and tackle any problems they might encounter in the process of launching their NFT artworks.

OpenSea is a peer-to-peer marketplace for crypto collectibles and NFTs. Since 2017 when it was founded, OpenSea has over 100,000 users and nearly 30 million NFTs. Rarible is an Ethereum-based platform that facilitates the creation, sale, and purchase of ownership rights to digital works of art via NFTs. Foundation, stylized as “Foundation.app”, is a platform for live auctions of digital art and NFTs and is a simple and easy-to-navigate suite for NFT artists and digital art enthusiasts to participate in decentralized auctions for an array of creative pieces. For more information about OpenSea, please visit its official website at https://opensea.io/about.

According to an industry report by Reuters, the NFTs market has reached a new high of $2.5 billion in sales in the second quarter of 2021 due to increasing popularity earlier this year. The sales on OpenSea continued to climb and reached nearly $150 million in June. Art remained in the third place for the number of non-fungible token sales in popular categories in the first half of 2021, trailing behind collectible and sports NFTs. For more information about the report, please visit the website at https://www.reuters.com/technology/nft-sales-volume-surges-25-bln-2021-first-half-2021-07-05/.

NFTs, which can be stored permanently on the blockchain, demonstrate the characteristics of indivisibility and tamper-proof and ensure the copyrights and scarcity of the artworks. Furthermore, artists are able to make transactions on their own and avoid potential involvement of intermediary agencies. As the digital art world is rapidly emerging, NFTs have become increasingly attractive to numerous artists.

Victor He, Chief Executive Officer of Scienjoy, commented, “Scienjoy is committed to providing artists with technical support, assisting artists with creating NFTs and dropping them on major platforms like OpenSea, the largest general marketplace for user-owned digital items. Dropping artworks on broad marketplaces is beneficial for young artists who not only present their identities to the general public in their early career but also generate their own fan base with a sense of acknowledgment for their artworks in return.”

By partnering with GFE Foundation, Scienjoy expects to launch a grand NFT exhibition with NFT artists and art galleries interested in art NFTs in the coming months in New York, to offer a platform for artists and galleries to share their thoughts and insights of the NFT art industry.

About Scienjoy Holding Corporation:

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service matrix that delivers pleasant experiences to users. With approximately 250 million registered users, Scienjoy currently operates four brands of livestreaming platforms, consisting of Showself, Lehai, Haixiu, and BeeLive (including Mifeng [Chinese version] and BeeLive International [international version]). Scienjoy adopts multi-platform operation strategies and is committed to providing high-quality and value-added services for users with innovative thinking. Based on in-depth knowledge and research of the livestreaming industry and user behavior, Scienjoy is devoted to building fully-immersive virtual reality worlds in which the virtual world and reality are integrated within the livestreaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Livestreaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

About the Global Friendship Exchange Foundation:

The Global Friendship Exchange Foundation (“GFE Foundation”) is a registered U.S. non-profit 501 (c)(3) organization with presence across the United States. The GFE Foundation works with the mission to support young artists around the world. To this end, the GFE Foundation creates opportunities, platforms, and events to support young artists. Above all, the GFE Foundation seeks to support all kinds and forms of arts with a platform to support artists in delivering value to the world.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Ray Chen

VP, Investor relations

Scienjoy Holding Corporation

+86-010-64428188

ray.chen@scienjoy.com

Tina Xiao

Ascent Investor Relations

+1 (917) 609-0333

tina.xiao@ascent-ir.com